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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
AMERIGROUP Corporation

Full Name of Registrant

Former Name if Applicable

4425 Corporation Lane

Address of Principal Executive Office (Street and Number)
Virginia Beach, VA 23462

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Shortly before the filing deadline for AMERIGROUP Corporation’s (the “Company”) Quarterly Report on Form 10-Q for the period ended September 30, 2006, the Company’s independent registered public accounting firm, KPMG LLP, (“KPMG”) received an anonymous communication raising issues regarding the Company’s claims payable estimates and related reserves. On November 12, 2006, KPMG received a subsequent anonymous communication from the same party, raising additional issues relating to the classification of goodwill and the treatment of deferred taxes with regard to certain acquisitions. KPMG notified the Company’s management, who immediately notified its Audit Committee of the contents of the communication. The Audit Committee, with the assistance of outside legal counsel, forensic accountants and independent actuaries, conducted an investigation into the matters raised by the communications. The Audit Committee concluded that the accounting treatments were appropriate and no further investigations were necessary and communicated the results of these investigations to KPMG.
Because the initial communication was received shortly before the filing deadline for the Form 10-Q, KPMG could not complete its own investigation prior to the filing deadline and has therefore been unable to complete its review of the Company’s financial statements for the quarter ended September 30, 2006.
As previously disclosed, on October 30, 2006 the jury in the Qui Tam litigation against the Company and its Illinois subsidiary returned a verdict in favor of the plaintiffs in the amount of $48.0 million, which, under applicable law will be trebled to $144.0 million, plus penalties. To date, the Court has not determined the amount of the statutory penalties under the Federal False Claims Act and the Illinois Whistleblower and Rewards and Protection Act. The Company intends to timely file motions for a new trial and for Judgment Notwithstanding the Verdict. In the event those motions are denied, the Company intends to appeal the judgment to the U.S. Court of Appeals for the Seventh Circuit. The Company believes that it is reasonably possible that damages and penalties could range in the aggregate from zero to $524.7 million.
As of November 9, 2006, the Company and KPMG had not completed their analysis but have since determined that the Company is not required to record in its Condensed Consolidated Financial Statements as of September 30, 2006 any amount for a potential unfavorable outcome of the Qui Tam litigation.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stanley F. Baldwin	757	473-2732
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 26, 2006, the Company released its third quarter 2006 earnings results describing changes in its results of operations for the third quarter 2006 as compared with the third quarter in 2005, which included net income of $24,604,000, or $0.46 per diluted share, for the third quarter of 2006 compared with a net loss of $2,260,000, or $0.04 per diluted share, for the third quarter of 2005 and the reasons for those changes.

AMERIGROUP Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/ Stanley F. Baldwin

Executive Vice President, General Counsel and Secretary